April 18, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of International Corporate Finance

100 F Street, NE

Washington, D.C. 20549-3628

Attention: Ms. Kelsey Glover; Mr. Michael Coco

Re:	Republic of Turkey Registration Statement under Schedule B File No. 333-275976

Ladies and Gentleman:

On behalf of the Republic of Turkey (the “Republic”), we hereby request that the Republic’s Registration Statement (File No. 333-275976) under Schedule B of the Securities Act of 1933, as amended, filed with the Securities and Exchange Commission on December 11, 2023, as amended by Amendment No. 1 thereto filed on April 1, 2024, be declared effective at 4:00 p.m. Eastern Time on April 19, 2024, or as soon thereafter as practicable.

Please contact the undersigned, counsel to the Republic, at (212) 836-8861 or via email at Christopher.Peterson@arnoldporter.com, as soon as the Registration Statement has been declared effective, or if you have any questions concerning this request.

Very truly yours,

/s/ Christopher P. Peterson
Christopher P. Peterson

Arnold & Porter Kaye Scholer LLP

250 West 55th Street | New York, NY 10019-9710 | www.arnoldporter.com